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Report of Independent Registered Public Accounting Firm

To the Member and Management of ICE Securities Execution & Clearing, LLC

We have examined the statements of ICE Securities Execution & Clearing, LLC (the Company), included in the accompanying ICE Securities Execution & Clearing, LLC Compliance Report, that the:

(1) Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2020.
(2) Company's internal control over compliance was not effective as of December 31, 2020.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1, but not in compliance with 17 C.F.R. §§ 240.15c3-3(e) as of December 31, 2020.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and was not in compliance with 17 C.F.R. §§ 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of FINRA that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying Compliance Report, a material weakness has been identified in the Company's internal control over compliance during and as of the period ended December 31, 2020. The Company did not maintain the written notification with its bank for the Customer Reserve Bank Account and PAB Reserve Bank Account as required by 17 C.F.R. §240.15c3-3(e) during the year ended December 31, 2020 and at December 31, 2020. This resulted in the Company not being in compliance with the aforementioned rule when deposits were required throughout the year and as of December 31, 2020 and deemed to be a material weakness in Internal Control over Compliance during the year ended December 31, 2020 and at December 31, 2020.

A member firm of Ernst & Young Global Limited

In our opinion, because of the material weakness referred to above, the Company's internal control over compliance was not effective as of and for the most recent fiscal year ended December 31, 2020. In our opinion, the Company was in compliance with 17 C.F.R. §§ 240.15c3-1, but was not in compliance with 17 C.F.R. §§ 240.15c3-3(e) as of December 31, 2020, and the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and not in compliance with 17 C.F.R. §§ 240.15c3-3(e) was derived from the Company's books and records. In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Ernst & Young LLP

March 1, 2021

ICE Securities Execution & Clearing, LLC Compliance Report

ICE Securities Execution & Clearing, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2020;

(3) The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended December 31, 2020;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 but not in compliance with 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 20120 and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and was not in compliance with 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The Company did not maintain the written notification with its bank for the Customer Reserve Bank Account and PAB Reserve Bank Account as required by 17 C.F.R. §240.15c3-3(e) during the year ended December 31, 2020 and at December 31, 2020. This resulted in the Company not being in compliance with the aforementioned rule when deposits were required throughout the year and as of December 31 2020 and deemed to be a material weakness in the Internal Control Over Compliance during the year ended December 31, 2020 and at December 31, 2020.

ICE Securities Execution & Clearing, LLC

I, John McKissick, swear or affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

Title: President

I, Sean Thomasson, swear or affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

Title: Finance and Operations Principal